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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



08027459

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45402

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2007__ AND ENDING __DECEMBER 31, 2007__

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER: GCP SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

363 N. SAM HOUSTON PARKWAY EAST, SUITE 550
(No. and Street)

HOUSTON   TEXAS   77060
(City)   *(State)*   *(Zip Code)*

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHANIE MALONE, CFO   281-272-4404
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CALVETTI, FERGUSON & WAGNER, P.C.
          (Name – if individual, state last, first, middle name)

13105 NORTHWEST FREEWAY, SUITE 1250   HOUSTON   TX   77040
(Address)   *(City)*   *(State)* *(Zip Code)*

SEC
Mail Processing
Section

PROCESSED

FEB 28 2008

MAR 18 2008

THOMSON
FINANCIAL

Washington, DC
101

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I,_____David W. Sargent_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCP Securities, Inc., as of ___December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

SHERIDAN SLOCUMB
MY COMMISSION EXPIRES
December 27, 2011

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GCP SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

INDEX



Calvetti, Ferguson & Wagner, P.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
GCP Securities, Inc.:

We have audited the accompanying statement of financial condition of GCP Securities, Inc. (the "Company"), as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCP Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Calvetti, Ferguson & Wagner, P.C.

February 22, 2008
Houston, Texas

GCP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 55,553
TOTAL ASSETS	$ 55,553

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$ -
Stockholders' equity:	
Common stock, 10,000 shares authorized with $1 par value, 8,000 shares issued and outstanding	8,000
Retained earnings	47,553
Total stockholders' equity	55,553
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 55,553

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Financial advisory fees	$ 5,693,435
Other	35,000
Total revenues	5,728,435
Expenses:	
Management fees and operating expense reimbursements	5,644,763
Regulatory fees and expenses	62,852
Other	8,254
Total expenses	5,715,869
NET INCOME	$ 12,566

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.

STATEMENT OF CHANGES TO STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Retained Earnings	Total
Balance, January 1, 2007	$ 8,000	$ 34,987	$ 42,987
Net Income	-	12,566	12,566
Balance, December 31, 2007	$ 8,000	$ 47,553	$ 55,553

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$ -
Additions	-
Retirements	-
Balance, December 31, 2007	$ -

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating expenses	
Net income	$ 12,566
Adjustment to reconcile net income to net cash from operating activities:	
Change in assets and liabilities - Payable to Affiliate	(251,500)
Net cash used by operating activities	(238,934)
Cash flows from financing activities	-
Cash flows from investing activities	-
Net decrease in cash	(238,934)
Cash, beginning of year	294,487
Cash, end of year	$ 55,553

The accompanying notes are an integral part of these financial statements.

6

GCP SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

Note 1 – Organization and Summary of Significant Accounting Policies

GCP Securities, Inc. (the "Company") was formed under the laws of the state of Texas on October 1, 1992 and commenced operations as a registered broker-dealer in April 1993. The Company and its affiliated entity, Growth Capital Partners, LP ("Affiliate") provide advisory services to both privately held and public middle-market companies primarily based in the southwest. These services primarily include merger and acquisition advice, restructuring advice and assistance with private placements. The Company does not perform custodial functions relating to customer securities.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America and the prevailing practices within the broker-dealer industry.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Financial advisory fees are recorded upon the closing of the related transaction.

Income Taxes - The Company files as an "S" corporation for federal income tax purposes. The corporation's net income is taxed at the shareholder level rather than at the corporate level for federal income tax purposes, thus, no provision for income taxes has been made in the accompanying financial statements.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2007, the Company had net capital of approximately $55,553 and net capital requirements of $5,000. Company's ratio of aggregate indebtedness to net capital was 0.00 to 1. The SEC permits a ratio of not greater the 15 to 1.

Note 3 – Possession or Control Requirements

The Company holds no customer funds of securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3(k)(2)(i).

Note 4 – Related Party Transactions

The Company is provided office space, office facilities and administrative help by the Affiliate. The Affiliate also pays certain general and administrative expenses on behalf of the Company. Expenses incurred by Affiliate on behalf of the Company are billed to the Company through a management fee plus

additional discretionary amounts. The management fee is $500 per month plus 95% of that month's cash revenues. The Affiliate invoiced the Company an aggregated $5,644,763 for the year ended December 31, 2007.

Note 5 – Concentration Risk

Cash in depository institutions may exceed federally insured limits at times.

* * * * *

GCP SECURITIES, INC.

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Computation of Net Capital

Total ownership equity qualified for the net capital	$ 55,553
Deductions and/or changes -	
Non-allowable assets	-
Net capital before haircuts on securities positions	55,553
Haircuts on securities	-
Net capital	**$ 55,553**

Aggregate Indebtedness

Items included or not included in statement of financial condition -	
Accounts payable and accrued expenses	$ -
Total aggregate indebtedness	**$ -**

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 50,553
Excess net capital at 1000%	$ 55,553
Ratio: Aggregate Indebtedness to Net Capital	**0.00 to 1**

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

GCP SECURITIES, INC.

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).



Calvetti, Ferguson & Wagner, P.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
GCP Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental information of GCP
Securities, Inc. (the "Company"), for the year ended December 31, 2007 in accordance with auditing
standards generally accepted in the United States of America, we considered the Company's internal
control over financial reporting (internal control) as a basis for designing our auditing procedures for the
purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an
opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an
opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a
study of the practices and procedures followed by the Company. This study included tests of such
practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making
the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the
Company does not carry securities accounts for customers or perform custodial functions relating to
customer securities, we did not review the practices and procedures followed by the Company in any of
the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation
    of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal
    Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits and related costs of controls
and of the practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the
objectives of internal control and the practices and procedures are to provide management with reasonable
but not absolute assurance that assets for which the Company has responsibility are safeguarded against
loss from unauthorized use or disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial statements in
conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above,
error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods
is subject to the risk that they may become inadequate because of changes in conditions or that the
effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Calvetti, Ferguson & Wagner, P.C.

February 22, 2008
Houston, Texas

END

12